SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of February 2012

CGG-Veritas

Tour Maine Montparnasse—33

Avenue du Maine – BP

191—75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Federal Circuit Court Affirmed Texas District Court Judgment on the Patent Lawsuit

PARIS, France – February 22th 2012

CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that on February 17 2012, the United States Federal Circuit Court of Appeals simply affirmed the judgment of the United States District Court for the Eastern District of Texas dated February 16, 2011 with regards to the lawsuit between Sercel and Ion Geophysical (« ION ») on the US patent N°5 852 242.

An injunction that exclusively covers the Sercel digital sensor “DSU” technology and is limited to the territory of the United States will remain in effect until the patent expires in December 2015.

The injunction does not restrict the right of Sercel or its customers to use, manufacture, sell or deliver the DSU and SeaRay products anywhere else in the world. It also does not cover the Sercel 408UL and 428XL recording systems; these recording systems can continue to be made, sold, and used in the United States.

In addition, under the injunction, Sercel can continue to offer for sale, promote and market DSUs and SeaRays as long as the manufacture, sale and delivery of the DSUs and SeaRays occur outside the United States.

An amount of $13 million will be included in Sercel Q4 2011 results to cover the $10.7 million amount plus pre- and post-judgment interest to be paid to ION. The parties will return to trial court to determine the amount of additional damages related to Sercel SeaRays systems manufactured in Houston.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33-16-447-3811	Tel: +1-832-351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique—Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 22th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
CFO